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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*


                         Crestline Capital Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    226153
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 29, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[_]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

-----------------                                             ------------------
CUSIP No.  226153                                             Page 2 of 8 Pages
-----------------                                             ------------------
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

         Richard E. Marriott

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

                           5  SOLE VOTING POWER
                              605,872

                        --------------------------------------------------------
                           6  SHARED VOTING POWER
        NUMBER OF             700,152 (includes 402,677 shares also beneficially
         SHARES               owned by J.W. Marriott, Jr.)
      BENEFICIALLY
        OWNED BY        --------------------------------------------------------
          EACH             7  SOLE DISPOSITIVE POWER
       REPORTING              605,872
         PERSON
          WITH:         --------------------------------------------------------
                           8  SHARED DISPOSITIVE POWER
                              700,152 (includes 402,677 shares also beneficially owned by J.W. Marriott, Jr.)

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,306,024 (includes 402,677 shares also beneficially owned by J.W. Marriott, Jr.)
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

         [X]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.0%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
-----------------                                             ------------------
CUSIP No.  226153                                             Page 3 of 8 Pages
-----------------                                             ------------------
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

         J.W. Marriott, Jr.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

                          5  SOLE VOTING POWER
                             488,130

                        --------------------------------------------------------
        NUMBER OF         6  SHARED VOTING POWER
         SHARES              758,730 (includes 402,677 shares also beneficially
      BENEFICIALLY           owned by Richard E. Marriott)
        OWNED BY
          EACH          --------------------------------------------------------
       REPORTING          7  SOLE DISPOSITIVE POWER
         PERSON              488,130
         WITH:
                        --------------------------------------------------------
                          8  SHARED DISPOSITIVE POWER
                             758,730 (includes 402,677 shares also beneficially
                             owned by Richard E. Marriott)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,246,860 (includes 402,677 shares also beneficially owned by Richard
         E. Marriott)

--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

         [X]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.7%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
-----------------                                             ------------------
CUSIP No.  226153                                             Page 4 of 8 Pages
-----------------                                             ------------------

Item 1(a):  Name of Issuer:
---------   --------------

            Crestline Capital Corporation

        (b) Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            10400 Fernwood Road
            Bethesda, Maryland 20817

Item 2(a):  Name of Persons Filing:
---------   ----------------------

            Richard E. Marriott ("REM") and J.W. Marriott, Jr. ("JWM") (REM and JWM are referred to hereinafter collectively as the "Reporting Persons")

        (b) Address of Principal Business Office or, if none, Residence:
            -----------------------------------------------------------

            10400 Fernwood Road
            Bethesda, Maryland 20817

       (c)  Citizenship:
            -----------

            United States

       (d)  Title of Class of Securities:
            ----------------------------

            Common Stock

       (e)  CUSIP Number:
            ------------

            226153

Item 3:     Capacity in Which Person is Filing if Statement is Filed Pursuant to
------      --------------------------------------------------------------------
            Rule 13d-1(b) or 13d-2(b) or (c):
            --------------------------------

            Not applicable.

                                 SCHEDULE 13G
-----------------                                             ------------------
CUSIP No.  226153                                             Page 5 of 8 Pages
-----------------                                             ------------------

Item 4:  Ownership:
------   ---------

         As of December 29, 1998:

          (a)  Amount Beneficially Owned:

               REM                   JWM
               ---                   ---
               1,306,024 shares      1,246,860 shares
               (includes 402,677     (includes 402,677
               shares also bene-     shares also bene-
               ficially owned        ficially owned
               by JWM)               by REM)

          (b)  Percent of class:

               REM                   JWM
               ---                   ---
               6.0%                  5.7%

          (c)  Number of shares to which such person has:

               (i)  Sole power to vote or to direct the vote:

                    REM                   JWM
                    ---                   ---
                    605,872 shares        488,130 shares

               (ii) Shared power to vote or to direct the vote:

                    REM                   JWM
                    ---                   ---
                    700,152 shares        758,730 shares
                    (includes 402,677     (includes 402,677
                    shares also bene-     shares also bene-
                    ficially owned        ficially owned
                    by JWM)               by REM)

                                 SCHEDULE 13G
-----------------                                             ------------------
CUSIP No.  226153                                             Page 6 of 8 Pages
-----------------                                             ------------------

             (iii)  Sole power to dispose or to direct the disposition of:

                    REM                   JWM
                    ---                   ---
                    605,872 shares        488,130 shares

               (iv) Shared power to dispose or to direct the disposition of:

                    REM                   JWM
                    ---                   ---
                    700,152 shares        758,730 shares
                    (includes 402,677     (includes 402,677
                    shares also bene-     shares also bene-
                    ficially owned        ficially owned
                    by JWM)               by REM)

          The shares of Common Stock reported herein as beneficially owned by the Reporting Persons do not include (i) 14,806 shares held by the Reporting Persons' adult children as trustees for 26 trusts established for the benefit of the Reporting Persons' grandchildren, (ii) 108,498 shares owned directly or indirectly by certain members of the Marriott family or (iii) 166,738 shares held by a charitable annuity trust of which the Reporting Persons' mother is trustee and of which the Reporting Persons are the remaindermen. The Reporting Persons disclaim beneficial ownership of all such shares.

Item 5:  Ownership of Five Percent or Less of Class
------   ------------------------------------------

         Not applicable.

Item 6:  Ownership of More than Five Percent on Behalf of Another Person
------   ---------------------------------------------------------------

         Not applicable.

Item 7:  Identification and Classification of the Subsidiary Which Acquired the
------   ----------------------------------------------------------------------
         Security Being Reported on By the Parent Holding Company
         --------------------------------------------------------

         Not applicable.

Item 8:  Identification and Classification of Members of the Group
------   ---------------------------------------------------------

         Not applicable.

Item 9:  Notice of Dissolution of Group
------   ------------------------------

         Not applicable.

                                 SCHEDULE 13G
-----------------                                             ------------------
CUSIP No.  226153                                             Page 7 of 8 Pages
-----------------                                             ------------------

Item 10:  Certification
-------   -------------

          By signing below the undersigned each certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

                                         Date:  February 10, 1999



                                         By: /s/ Richard E. Marriott
                                            ------------------------------------
                                            Richard E. Marriott



                                         By: /s/ J.W. Marriott, Jr.
                                            ------------------------------------
                                            J.W. Marriott, Jr.

                                                                       Exhibit A
                                                                       ---------

                            JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D or Schedule 13G, as appropriate (including amendments thereto) with respect to the common stock of Crestline Capital Corporation and further agree that this agreement be included as an exhibit to such filing. Each party to this agreement expressly authorizes each other party to file on its behalf any and all amendments to such Statement.

          In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 10th day of February, 1999.


                                         /s/ Richard E. Marriott
                                         ------------------------------------
                                         Richard E. Marriott


                                         /s/ J.W. Marriott, Jr.
                                         ------------------------------------
                                         J.W. Marriott, Jr.